Exhibit 1.01

Conflict Minerals Report of Senseonics Holdings, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

For the Year Ended December 31, 2022

Introduction

This Conflict Minerals Report of Senseonics Holdings, Inc. (the “Company”) for the year ended December 31, 2022 has been prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold (“3TG”) for the purposes of this assessment. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

The Company is a medical technology company focused on the development and manufacturing of glucose monitoring products designed to transform lives in the global diabetes community with differentiated, long-term implantable glucose management technology. The Company’s implantable CGM (“Eversense”), including 90-day Eversense, Eversense XL and Eversense E3 CGM system versions are designed to continually and accurately measure glucose levels in people with diabetes via an under-the-skin sensor, a removable and rechargeable smart transmitter, and a convenient app for real-time diabetes monitoring and management for a period of up to six months in the case of Eversense XL and Eversense E3, as compared to seven to 14 days for non-implantable CGM systems.

Eversense consists of three primary components: a small sensor inserted subcutaneously under the skin by a healthcare provider; an external removable smart transmitter that receives, assesses and relays data from the sensor and provides vibratory alerts; and a mobile app that receives data from the transmitter and provides real-time glucose readings, alerts and other data on the person's mobile device. All of these components work together to provide sensor glucose values, trends and alerts to a user's mobile device within 20 milliseconds. We have designed this reliable, long-term and implantable CGM system to continually and accurately measure a person's glucose levels for up to six months.

The Eversense CGM systems are primarily sold through Ascensia Diabetes Care Holdings AG (“Ascensia”) globally. Ascensia sells the Company’s products directly to strategic fulfillment partners, who provide Eversense CGM systems to healthcare providers and patients through a prescribed request and invoice insurance payors for reimbursement.

The Company’s Policy

The Company has adopted a Conflict Mineral Policy. Pursuant to this policy, the Company requests its suppliers to develop management systems, their own internal conflict mineral policies, and due diligence frameworks that meet the minimum requirements of the Organization for Economic Co-operation and Development (“OECD”) guidelines. The Company’s suppliers’ conflict minerals programs must be designed to identify and eliminate from use in products sold to the Company any conflict minerals which are known to come from sources funding armed groups in the Covered Countries. Additionally, the Company expects its suppliers whose conflict minerals originate from the Covered Countries to source from smelters whose due diligence practices have been validated by an independent third-party audit program, such as the Responsible Minerals Initiative, or a mutually agreed equivalent.

The Company fully expects its suppliers to cooperate with it and to provide information to support these efforts, even if the supplier is not directly subject to the Dodd-Frank Act. Any Company suppler that provides material from sources known to fund armed groups in the Covered Countries or that does not provide the Company complete and accurate information in an acceptable format for the applicable reporting period will be required to implement corrective action measures. Suppliers that do not reasonably comply with the Company’s Conflict Mineral Policy will be reviewed by management to assess whether the Company will conduct business with those suppliers in the future.

Due Diligence

In accordance with Rule 13p-1, the Company undertook due diligence to determine the source of necessary conflict minerals that are in the components of its products that the Company contracts with third parties to manufacture. In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

As a company that commercializes CGM systems, the Company is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. The Company has conducted a good faith reasonable country of origin inquiry regarding the source of conflict minerals used in its products. This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals contained in its products originated in the Covered Countries, or are from recycled or scrap sources. As part of this inquiry, the Company identified all of its suppliers with which it contracted to manufacture products that could have contained conflict minerals in the year ended December 31, 2022. The Company sent conflict minerals questionnaires to, and received responses from, all of these suppliers. The Company subsequently sought additional information and clarifications from its suppliers for the purposes of its reasonable country of origin inquiry. Based on these inquiries, the Company determined that certain of the products that it has contracted to manufactures contain each of the 3TG minerals, which minerals are included in certain subassemblies contained in the Company’s sensors.

As a result of the Company’s reasonable country of origin inquiry, the Company has no reason to believe that any gold contained in its products originated in the Covered Countries. Based on the reasonable country of origin inquiry, the Company believes that other necessary conflict minerals (i.e., tin, tungsten and tantalum) contained in its products may have originated in the Covered Countries, however the Company’s suppliers of products containing each of tin, tungsten and tantalum have advised the Company that they source these minerals from smelters and refiners that have been identified as “conflict free” by the RBA/GeSI Responsible Minerals Assurance Process (formerly the EICC/GeSI Conflict-Free Smelter Program) for 3TG.

The Company’s due diligence measures included:

•	conducting a supply-chain survey with direct suppliers to determine whether such suppliers provide the Company with products that contain conflict minerals;
•	inquiring of those suppliers who provide the Company with products that contain conflict minerals of whether those conflict minerals originated in one of the Covered Countries or are from recycled or scrap sources (including inquiries of such suppliers who have provided certifications in prior years regarding their sourcing of products that contained conflict minerals to confirm whether there has been any change in their responses to the most recently completed survey);
•	tracking responses and reviewing responses to assess their reliability;
•	following up with suppliers who failed to return responses or who returned incomplete or inconsistent responses in order to gain additional information and received revised responses, as necessary; and

•	with respect to those suppliers who reported the sourcing of conflict minerals from the Covered Countries, comparing the smelters and refiners identified by such suppliers in the supply-chain survey against the list of smelter facilities that have been identified as “conflict free” by programs such as RBA/GeSI Responsible Minerals Assurance Process for 3TG.

As of May 31, 2023, the Company had received responses from all but one of the Company’s direct suppliers for the year ended December 31, 2022. All of the suppliers who have yet to respond have previously certified to the sourcing of the conflict minerals included in the products that they supply to the Company, and the Company has no reason to believe that the sourcing of such minerals changed for the year ended December 31, 2022. The Company will continue to seek affirmative response from these remaining suppliers.

Conclusions

Based on the Company’s due diligence investigation, including the responses from the Company’s surveyed suppliers with respect to the year ended December 31, 2022 and prior years, the Company reasonably believes that, for the year ended December 31, 2022, all conflict minerals necessary to the functionality or production of the Company’s products either:

•	originated from countries other than the Covered Countries;
•	originated from scrap or recycled sources; or
•	were sourced from smelter facilities that have been identified as “conflict free” by the RBA/GeSI Responsible Minerals Assurance Process for 3TG.

Efforts to Mitigate Risk

In the next compliance period, the Company intends to take steps to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps include:

•	ongoing conduct of supply-chain surveys with direct suppliers of materials containing conflict minerals using the RBA Conflict Minerals Reporting Template to identify the smelters and refiners;
•	seeking to achieve a 100% response rate from surveyed suppliers;
•	encouraging suppliers to source conflict minerals exclusively from smelters and refiners designated as “conflict free” by a program such as the RBA/GeSI Responsible Minerals Assurance Process; and
•	ensuring comparison of the smelters and refiners identified in the supply-chain survey against the current list of identified as “conflict free” by the RBA/GeSI Responsible Minerals Assurance Process for 3TG.